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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CAPTECH FINANCIAL GROUP, INC.
(Name of Issuer)
Shares of Common Stock, no par value
(Title of Class of Securities)
26823Q102
(CUSIP Number)
Clint D. Carlson
2100 McKinney Avenue
Suite 1600
Dallas, TX 75201
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
- with copies to-
Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
August 1, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Signature

CUSIP No.	26823Q102

1	NAMES OF REPORTING PERSONS: Clint D. Carlson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		2,995,966

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,995,966

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,995,966

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.6%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

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SCHEDULE 13D
          This Schedule 13D (the “Schedule 13D”), relating to shares of common stock, no par value, (“Common Stock”) of Captech Financial Group, Inc., a Florida corporation (the “Issuer”), 4951 Airport Parkway, #660, Addison, Texas 75001, is being filed with the Securities and Exchange Commission (the “Commission”).
          This Schedule 13D is filed on behalf of Mr. Clint D. Carlson (the “Reporting Person”).
Item 1.     Security and Issuer
          Securities acquired:  shares of common stock, no par value.
Issuer:	Captech Financial Group, Inc. 4951 Airport Parkway, #660 Addison, Texas 75001
Item 2.     Identity and Background
          This statement is filed by Mr. Clint D. Carlson, a United States citizen. Mr. Carlson is the Chief Executive Officer of Carlson Capital L.P., an investment management firm based in Dallas, Texas, and the President of Asgard Investment Corp., its General Partner.
          The business address of the Reporting Person is 2100 McKinney Avenue, Suite 1600, Dallas, TX 75201.
          The Reporting Person has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3.     Source and Amount of Funds or Other Consideration
          The Reporting Person held an interest in BK Beverages, LLC which owned shares of Boo Koo Beverages, Inc. Boo Koo Beverages, Inc. was the subject of a merger with the Issuer which was completed on August 1, 2007. Simultaneously with the merger, BK Beverages, LLC distributed shares of Boo Koo Beverages, Inc. to the Reporting Person. In connection with such merger, the Reporting Person’s shares of Boo Koo Beverages, Inc. were converted into 1,607,077 shares of Common Stock of the Issuer. Additionally, on August 1, 2007, the Reporting Person purchased 833,333 shares of Common Stock of the Issuer (and, in connection therewith, acquired an option to purchase 555,556 additional shares of Common Stock of the Issuer at $1.20 per share) in a private placement at an investment cost of $1,000,000. All funds used by the Reporting Person to purchase the shares of Common Stock of the Issuer came directly from the assets of the Reporting Person.

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Item 4.     Purpose of the Transaction
          The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. The Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of his Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. The Reporting Person may seek representation on the board of directors of the Issuer and/or may work with the Issuer’s management and board of directors regarding potential strategies to increase shareholder value. The Reporting Person may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer, regarding, among other items, its business, operations, policies, management, structure, operations or capitalization of the Issuer. Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.
Item 5.     Interest in Securities of the Issuer
          (a)     As of the date hereof Clint D. Carlson beneficially owns 2,995,966 shares of Common Stock of the Issuer which represents 9.6% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 2,995,966 shares beneficially owned by the Reporting Person as of the date hereof by (ii) 31,269,422 shares of Common Stock outstanding as reported in a Form 8-K filed by the Issuer with the Commission on August 2, 2007.
          The filing of this statement on Schedule 13D shall not be construed as an admission that Clint D. Carlson is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 555,556 shares of Common Stock issuable pursuant to an option obtained in connection with the Issuer’s private placement of certain securities as described below. Pursuant to Rule 13d-4, Clint D. Carlson disclaims all such beneficial ownership.
          (b)     Clint D. Carlson has the power to vote and dispose of the 2,995,966 shares of Common Stock of the Issuer that he holds.
          (c)     The transactions in the Issuer’s securities by Reporting Person in the last sixty days are as follows:
The Reporting Person held an interest in BK Beverages, LLC which held shares of Boo Koo Beverages, Inc. Boo Koo Beverages, Inc. was the subject of a merger with the Issuer which was completed on August 1, 2007. Simultaneously with the merger, BK Beverages, LLC distributed shares of Boo Koo Beverages, Inc. to the Reporting Person. In connection with such merger, the Reporting Person’s shares of Boo Koo Beverages, Inc. were converted into 1,607,077 shares of Common Stock of the Issuer. Additionally, the Reporting Person

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purchased 833,333 shares of Common Stock of the Issuer (and, in connection therewith, acquired an option to purchase 555,556 additional shares of Common Stock of the Issuer at $1.20 per share) in a private placement at an investment cost of $1,000,000.
Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          (a)     Securities Purchase Agreement. Pursuant to the Issuer’s Securities Purchase Agreement by and among the Issuer and the purchasers thereunder dated August 1, 2007, the Reporting Person purchased 833,333 shares of Common Stock of the Issuer and has the option to purchase 555,556 additional shares of Common Stock of the Issuer.
          (b)     Agreement and Plan of Merger. Pursuant to an Agreement and Plan of Merger, dated as of June 21, 2007, by and among Boo Koo Beverages Inc., Captech Acquisition Corp. and Captech Financial Group, Inc., the Reporting Person’s shares of Boo Koo Beverages Inc. were converted into 1,607,077 shares of Common Stock of the Issuer.
          (C)     Registration Rights Agreement. In connection with the Securities Purchase Agreement, the Issuer and the Reporting Person (along with the other purchasers thereunder) entered into a Registration Rights Agreement, dated as of August 1, 2007, pursuant to which the Issuer has agreed to file a registration statement to register the resale of the shares of Common Stock of the Issuer held by the Reporting Person (and other purchasers under the Securities Purchase Agreement).
Item 7.     Material to be Filed as Exhibits

Exhibit 99.1	Securities Purchase Agreement (incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2007).

Exhibit 99.2	Agreement and Plan of Merger by and among Boo Koo Beverages Inc., Captech Acquisition Corp. and Captech Financial Group, Inc. (incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2007).

Exhibit 99.3	Registration Rights Agreement (incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2007).

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Signature
          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: AUGUST 14, 2007	/s/ Clint D. Carlson
Clint D. Carlson